Exhibit 99.1

VisionChina Media Announces Extraordinary General Meeting Regarding Proposed Settlement of Pending Litigation with Selling Shareholder of Digital Media Group

BEIJING, March 31, 2014 /PRNewswire/ — VisionChina Media Inc. (the “Company”) and its affiliate Vision Best Limited (collectively, “VisionChina”) (Nasdaq: VISN), along with Oak Investment Partners XII, Limited Partnership (“Oak”), Gobi Partners, Inc. n/k/a Gobi Ventures, Inc., Gobi Fund, Inc. and Gobi Fund II, L.P. (collectively “Gobi”) and Shareholder Representative Services, LLC (collectively with Oak and Gobi, the “Selling Shareholders”), and Thomas GaiTei Tsao today announced that they have reached a confidential settlement (“proposed settlement”) of related lawsuits filed in the New York State Supreme Court and the Grand Court of the Cayman Islands, Financial Services Division, arising out of the 2009 acquisition by VisionChina from the Selling Shareholders of Digital Media Group Ltd. The Settlement Agreement is expected to be signed and executed in the second quarter of 2014, subject to approval by VisionChina Media’s shareholders and other customary closing conditions.

The proposed settlement was reached through good faith efforts of all parties to resolve all proceedings and claims, including all claims by the Selling Shareholders against VisionChina for breach of contract with respect to post-closing consideration for the acquisition. Under the terms of the settlement, VisionChina would pay the Selling Shareholders $70 million, consisting of $12 million in cash and $58 million in six-year term convertible promissory notes issued by VisionChina, in addition to certain other considerations.

Under the terms of the proposed settlement, the closing of the Settlement Agreement is subject to approval by VisionChina Media shareholders. The Company plans to hold an Extraordinary General Meeting on April 24, 2014 and to publish a notice of the meeting soon. Having thoroughly analyzed the Settlement Agreement and other alternatives available, the Board of Directors of the Company (“Directors”) was in the opinion that the settlement is in the best interest of the Company’s shareholders.  The Directors have decided to enter into the Settlement Agreement and recommend that VisionChina shareholders vote to confirm and approve the Settlement Agreement with the Selling Shareholders.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of December 31, 2013, VisionChina Media’s advertising network included 111,163 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: visn@ogilvy.com